Exhibit 99.3

NICE Wins a 2016 CRM Excellence Award Presented by CUSTOMER
Magazine

NICE Total Voice of the Customer solution recognized for improving customers’ business processes and enhancing the customer experience

Paramus, New Jersey, June 8, 2016 – NICE (NASDAQ: NICE) today announced that it has received a 2016 CRM Excellence Award, presented by TCM CUSTOMER magazine for its Total Voice of the Customer (TVOC) solution.

Unique in the market, NICE TVOC leverages NICE’s Voice of the Customer solution alongside NICE’s unique Interaction Analytics capabilities and vast experience in recording calls and making sense of that information through analytics. The solution enables enterprises to listen to and register what their customers are saying — directly and indirectly — in calls, chats, emails, on the web and in any other channel, and analyze the interactions to extract implicit feedback data. The insight derived can be used in conjunction with other data to map emotional expression to observed behaviors in order to understand customer desires, motivations and actions. This enables organizations to identify areas that need improvement within contact center operations in order to deliver an exceptional customer experience. With the acquisition of Nexidia Interactive Analytics, NICE’s VOC capabilities are even further strengthened, creating a true customer analytics powerhouse.

“This recognition highlights the unique capability of our TVOC solution to provide comprehensive macro and micro insights into customers’ preferences and behavior,” said Miki Migdal, President, NICE Enterprise Group. “These insights enable businesses to improve their relationships with customers, ensure their loyalty, and consistently deliver the best experience.”

“The 17th Annual CRM Excellence Award honors NICE for being a true CRM partner to its customers and clients,” said Rich Tehrani, TMC’s CEO and Group Editor-in-Chief. “NICE has demonstrated to the editors of CUSTOMER magazine that NICE Total Voice of the Customer improved the processes of their clients’ businesses by streamlining and facilitating the flow of information.”

The CRM Excellence Awards rely on facts and statistics demonstrating the improvements that the winner’s product has made in a client’s business. Winners were chosen on the basis of their product or service’s ability to help extend and expand the customer relationship to become all encompassing, covering the entire enterprise and the entire lifetime of the customer. Hard data shows that NICE VOC is being successfully used by multiple organizations to make strategic decisions in order to provide the best possible customer experience.

One such company, a leading card services provider, strengthened customer satisfaction and improved key contact center KPIs, such as better consumer loyalty to brand partners, improved first-call resolution in both voice and web channels and higher revenue per caller.

The 2016 CRM Excellence Award winners can be found in the June issue of CUSTOMER magazine.

About NICE
NICE (NASDAQ: NICE) is the worldwide leading provider of enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE solutions help the world’s largest organizations deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com,   ET
Yisca Erez, +972 9 775 3798, ir@nice.com,  CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements Pertaining to NICE
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Migdal, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.